EXHIBIT 9

Certain information regarding the designated compliance officer

Clasificadora de Riesgo Pacific Credit Rating S.A.C.

Effective November 2, 2026, Jacob K. Prudhomme serves as the designated compliance officer of Clasificadora de Riesgo Pacific Credit Rating S.A.C., succeeding Rafael Colado Ibarreche. Mr. Prudhomme serves on a part-time basis and is expected to hold the role until a permanent, full-time designated compliance officer is retained.

Name

Jacob K. Prudhomme

Employment history

Dates	**Employer**	**Position**
Nov 2026 – present	Clasificadora de Riesgo Pacific Credit Rating S.A.C.	Designated Compliance Officer (part-time)
Jan 2026 – present	gunner*cooke* US LLP, New York, NY	Partner, Corporate, Commercial and Financial Services
Nov 2021 – Sep 2025	KPMG LLP, Financial Services Risk, Regulation and Compliance, New York, NY	Director, Markets Compliance
Summer 2024	Fordham University School of Law, New York, NY	Adjunct Professor
Oct 2019 – Sep 2021	Corcoran Regulatory Advisors, Washington, DC	Founder and Principal
Dec 2018 – Sep 2019	Freddie Mac, McLean, VA	Senior Director
Sep 2014 – Nov 2018	S&P Global Ratings, New York, NY	Senior Director
Mar 2008 – Sep 2014	U.S. Securities and Exchange Commission, Washington, DC	Senior Counsel

Post-secondary education

Institution	**Qualification**
University of Rhode Island, Kingston, RI	B.A., Philosophy and Political Science
Seton Hall University School of Law, Newark, NJ	Juris Doctor, 2004